UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 30, 2016, Concordia International Corp. (the “Corporation”) filed a copy of the First Lien Intercreditor Agreement dated October 13, 2016, by and among the Corporation, certain subsidiaries of the Corporation, as grantors, Goldman Sachs Bank USA, and U.S. Bank National Association, on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.SEDAR.com. In conjunction with this disclosure Concordia International Corp. is filing the following exhibit:

Exhibit 99.1
First Lien Intercreditor Agreement, dated as of October 13, 2016, between the Corporation, certain subsidiaries of the Corporation, as grantors, Goldman Sachs Bank USA, and U.S. Bank National Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Edward Borkowski
	Name:	Edward Borkowski
	Title:	Chief Financial Officer

Date: November 30, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1
First Lien Intercreditor Agreement, dated as of October 13, 2016, between the Corporation, certain subsidiaries of the Corporation, as grantors, Goldman Sachs Bank USA, and U.S. Bank National Association.